naked brand group

# AGM Presentation

16th Dec 2019



# Forward Looking Statements

**Additional Information and Where to Find It**

This AGM presentation of Naked Brand Group Limited ("Naked") shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Naked files annual reports and certain other documents with the SEC. The documents filed by Naked with the SEC may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders of Naked may obtain free copies of the documents filed with the SEC by Naked by directing a written request to: Naked Brand Group Limited, Building 7B, 2 Huntley Street Alexandria, 2015 NSW, Australia Attention: Investor Relations.

**Note About Financial Information**

Certain financial information contained in this AGM presentation is unaudited. Additionally, certain financial projections contained in this AGM presentation are forward-looking statements (see note below on forward-looking statements) that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Naked's control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in this AGM presentation. The inclusion of the projections in this AGM presentation should not be regarded as an indication that Naked or its representatives considered or consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections. Naked has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither Naked's management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Naked compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as "guidance" of any sort.

Our consolidated financial statements for the six months ended July 31, 2019 are not yet available. The financial data for such period set forth in this presentation are estimated and are subject to completion. As a result, this financial data may differ from the actual results that will be reflected in our consolidated financial statements for the six months ended July 31, 2019 when those financial statements are filed with the SEC. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to these financial data and, accordingly, does not express an opinion or any other form of assurance on them.

**Forward-Looking Statements**

Certain statements either contained in or incorporated by reference into this AGM presentation, other than purely historical information, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this presentation are forward-looking statements, including statements regarding strategy, future operations, future transactions, future financial position, future revenue, projected expenses, prospects, plans and objectives of management. All such forward-looking statements are based on management's current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in such statements. Naked may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: Naked's ability to complete the integration of the operations of Bendon Limited and Naked Brand Group Inc.; the risk that the projected value creation and efficiencies from the transaction with Bendon Limited and Naked Brand Group Inc. will not be realized; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for Naked's shares may not develop; Naked's ability to raise additional financing; Naked's ability to anticipate consumer preferences; and the other risks and uncertainties set forth under "Risk Factors" in Naked's Annual Report on Form 20-F for the fiscal year ended January 31, 2019. Further, investors should keep in mind that Naked's revenue and profits can fluctuate materially depending on many factors. Accordingly, Naked's revenue and profits in any particular fiscal period may not be indicative of future results. Naked disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

**Confidential Information**

This information is being presented to you confidentially. The information provided herein is provided to you on the condition that, prior to public disclosure of this information by the Company, you agree that you will hold it in strict confidence and not reproduce it or disclose it to any third party in whole or in part. By receiving this information, you expressly agree to maintain the confidentiality of the material and information herein and to use any such material and information only in accordance with applicable law, including federal and state securities laws. This presentation does not contain all the information that is material to our business, is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. These materials are not an offer to sell, and are not seeking an offer to buy, any securities of the Company.

# CHAIRMAN ADDRESS – Welcome and Overview

Today I will start with a summary and then hand over to Anna for a more detailed presentation, including an update on our restructure and migration to a fully capitalized cash-flow positive operational group.

The financial results for the year ended 31 January 2019 were previously filed and published with the SEC back in June 2019, and these results are the same as those included in the financial statements to be presented in this meeting, with a current year financial update included in Anna's presentation.

The current financial year has been one of reset and turnaround. Our focus has been to recapitalize the business, reset the cost base, address the supply chain and consolidate our brands and customers to begin the journey to a profitable P&L, the result to date is pleasing.

We recognize that it has been a difficult period for shareholder returns, and that the share price has impacted the businesses ability to raise the capital we've always published we require to be a self-sufficient operation. Whilst we have managed to raise capital, this has predominantly gone to reducing senior lender leverage, normalizing creditors, rebuilding investor and funding operating losses. We do expect to be free from our capital constraints in the medium term and be fully focused on growing our business profitably this coming financial year.

Your management team led by CEO Anna Johnson have done a tremendous job in right sizing the business, creating a nimble platform with an exceptional leadership team who are ready for the year ahead. Most importantly, thank you, to all of you as shareholders for your continued support.

I will now ask Anna to give you an update, before we then move to the business of the meeting.

# CEO PRESENTATION – General update

Thank you Justin and shareholders.

It has been an extremely busy 12 months for the business. Since our last update we have completed a full global strategic review, supported by an external agency FTI consulting. This has resulted in a complete global restructure in particular to the operating subsidiary of Bendon to consolidate and right size the business, in line with future forecasted sales and costs.

The following activity has been undertaken in the first stage of our business transformation as a result of this work:

- Closure of the Bendon New York Wholesale office and associated US DC
- Closure of the Sydney office
- Return all functions to the home of Bendon in NZ
- Review and renegotiation of all un-advantageous contracts
- Restructuring of the merchandise, planning, sourcing, production and marketing functions to NZ. This has been implemented with great success including the return of many team members from the original Bendon team from prior to the move in 2011.
- Fredericks of Hollywood operational review with an investment in the US and implementation of new platforms and partners to reduce opex by circa $1.2m USD over the next 12-18 months
- Review of technology and partners in our eCommerce business
- Head count reduction from 145 to 78 and a salary saving of circa $3.5m

# CEO PRESENTATION – Financial update July 2019

The auditor reviewed half-year accounts to 31 July 2019 yet to be published (SEC / ASIC filing will occur in due course) show that the operational results of the business are performing to budget and as expected with a positive result on last year of more than $10 million NZD. However, the treatment of the manufacturer share issues, abnormal items like impairment of Fredericks of Hollywood and Naked plus the restructure, the finalisation of onerous contracts and the IFRS treatment of leases - which are one off events, have resulted in a similar overall loss to last year on a reduction of revenue of $14m NZD.

The breakdown of July 31st 2019 vs July 2018 costs are as follows but a full detailed report will be available through the 6k under the SEC:

- Decrease of $8.2m NZD in brand management including costs saving initiatives implemented
- Admin expenses have increased by $3.4 m NZD but is driven by IFRS16 accounting treatment of leases of $4.3 m NZD in depreciations therefore outside of that an improvement of $900k NZD
- Corporate expenses decreased by $2.2m NZD
- Finance expenses decreased by $300k NZD
- Brand transition has increased by $500k NZD driven primarily from the manufacturers share treatment
- Impairment increased by $2.6m NZD mainly due to the Naked brand being exited in the US and Fredericks of Hollywood

We have also made several inroads to our balance sheets. Creditors due today currently sit at $4.8m USD vs in October 2018 recorded at circa $17m USD. This is a reduction of 72% in the last 14 months.

Debtors have also now been reduced from a previous $5.019m USD with $906k USD aged over 60 days to a new total of $2.734m USD and aged over 60 days at just $15k USD. This is a total reduction of 54%.

This year will continue to show improvements as we reset our new cost base.

# CEO PRESENTATION – Business reset

With the first stage of our transformation complete, we are excited about what's to come and have some excellent plans in progress and on the horizon for our Naked business.

As a much loved, iconic New Zealand company with a history dating back 72 years, we're excited to be bringing Bendon home and resetting the company for the next 72 years.

We have established a new team of hugely talented and experienced individuals who are committed to growing Bendon and working in a culture of inclusion and accountability.

We have changed our operating model, centralizing and relocating all functions to the existing office back in New Zealand – the original home of Bendon .

This is a business re-set for Naked, which not only significantly reduces cost, but allows for the removal of all previous silos, and facilitates the centralisation of all key areas, resulting in seamless collaboration and a new way of working which has been difficult to date.

Our key focuses in stage two of our transformation are:

- Future strategy development
- Product development
- Operational management
- People, process and systems
- Operational cost reduction to allow for strategic targeted investment
- Product focus - building innovative quality products for Australasian women by Australasian women
- Leveraging history and building on brand loyalty
- Marketing transformation from price and product to customer centric

# CEO PRESENTATION - Transformation Initiatives

**As a business, we are rebuilding to support the fundamental change to Naked as a B2C retail business.**

Historically Naked has had a strong wholesale focus, and whilst this will be a part of the mix, we'll look to develop and leveraging Bendon's B2C infrastructure including 60 retail outlets and growing online presence and sales. These changes will be reflected in its merchandise strategy and structure as well as in our technology stacks.

**PRODUCT INTIATIVES LAUNCHED**

A number of initiatives aligned to our revised B2C retail strategy are underway to ensure strategic investment into core areas that deliver the greatest shareholder return, whilst continuing to deliver on customers expectations of best fit, quality and design. Some new designs have launched this quarter and are already our top sellers.

**Brand rationalisation**

- Our focus will be on brands that deliver across the customers shopping missions and expectations, and divest our stock across other historical brands.
- Our brands will be Lovable, Fayreform and Bendon, predominantly aimed at the entry and basic everyday area. While Heidi Klum, Pleasure State and Fredericks of Hollywood providing the high level of fashion-ability.

**Range management**

- Through the introduction of retail range and category management principles, we are actively rationalising our product offer at a category and product level, while defining the role of each area in line with our brand and pricing strategy.

**Merchandise financial planning**

- To support our merchandise initiatives we have centralised our financial planning and revised our global reporting and processes. Historically, financial management was done at a channel level of retail and wholesale.

**Product development**

- Product sustainability and environmental best practice initiatives are a part of our product innovation and continuous improvement process. We are working with suppliers to develop sustainable alternatives across our raw materials including packaging.
- Innovation is a key element of our design process as we look to lead in this area.
- The viability of full product development, sampling and pattern making is being reviewed to enable shorter lead time, whilst maintaining critical fit and quality.

# CEO PRESENTATION - Transformation Initiatives

## SOURCING AND SUPPLY CHAIN

To maximise our margin, reduce our lead time, and support our sustainability and environmental initiatives, we have undertaken a number of complimentary supply chain initiatives to de-risk our historical reliance on a small vendor base.

### Vendor review

- We have initiated a review of international lingerie manufacturing locations and vendors to ensure that our vendor base is correctly situated and right sized to support our product initiatives around COG's, quality and innovation.

### Factory audits and CSR

- We are enhancing supplier onboarding audits for manufacturing capability and quality, to ensure our vendor base is fit for purpose.
- We are developing our CSR policies to ensure we have full transparency of both our tier 1 and tier 2 supply base

### Supply chain critical path

- In conjunction with our overall business critical path, we are reviewing our product development and manufacturing critical path and timelines to deliver improved speed to market.

### Sustainability

- A full review of all our packaging to ensure we are participating in our responsibilities of sustainability

## TECHNOLOGY AND SYSTEMS

### Ecommerce

- Magento Enterprise 2.3 re-platform implemented in FY21
- Focused on automation and streamlining all process through the introduction of new software across the business.

### Systems

- Complete rebuild of out IT infrastructure to reduce complexity and number of systems
- RFP of our ERP and core technology including software and infrastructure
- Continuing investment and upgrades of our front end retail POS

## PEOPLE AND CULTURE

Reframing Naked's vision and mission is something that will be worked on by the senior leadership team early in the new year.

However, the current campaign around "*Being 'you' with Bendon*" and the messages around body positivity, confidence, feeling empowered and supported, remain relevant.

**Internal values:**

- Play as one team
- Create with heart and passion
- Think like a customer
- Be the change you seek

**External values** (work in progress):

- Inclusive
- Empowering
- Diversity
- Personality
- Individuality

# CEO PRESENTATION – The year ahead

Whilst the previous year has been focussed on looking back, identification of significant cost savings, reducing complexity and recovery, the year ahead will be about maintaining the focus on cost saving, whilst very much future focussed on transformational growth, simplicity, embedding culture and new ways of working to transition the brand into the 21st century.

In summary you will see this through our stage two of transformation plan of:

- Business Strategy
- Product development
- Operational management
- People, process and systems
- Operational cost reduction
- Marketing transformation from price and product to customer centric and the return of brand loyalty.

To our shareholder thank you for your on going support, we have lots of exciting initiatives underway to return Bendon to being a much loved iconic Company.